UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2025

Commission File Number: 001-40401

Oatly Group AB

(Translation of registrant’s name into English)

Ångfärjekajen 8

211 19 Malmö

Sweden

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Amendments to Sustainable Revolving Credit Facility Agreement and Term Loan B Credit Agreement

On February 11, 2025, the Group’s Sustainable Revolving Credit Facility Agreement and Term Loan B Credit Agreement were amended and restated to, among other things, (i) reset certain financial covenant levels applying to the minimum liquidity financial covenant, (ii) revise certain financial definitions to permit additional adjustments for the purpose of the calculation of certain financial covenants, including in relation to certain costs relating to the discontinuance of certain of the Group’s manufacturing facilities and (iii) provide certain flexibility for disposals of assets relating to the relevant manufacturing facilities.

The amended agreements impose limitations on drawdowns under the Sustainable Revolving Credit Facility Agreement (other than under ancillary facilities, such as overdraft facilities and bank guarantees, which are exempted from these limitations) based on the last four quarters’ consolidated EBITDA of the group, where, if last four quarters’ consolidated EBITDA of the group is:

(i)
less than $0, $0 may be drawn; and
(ii)
equal to or greater than $75,000,000, the full amount of the existing facility may be drawn,

with interim steps in between, and increases requiring improved performance for two consecutive four quarter periods and reductions requiring decreased performance for one four quarter period.

Results of Operations and Financial Condition

On February 12, 2025, the Company issued a press release announcing its financial results for the quarter and year ended December 31, 2024. A copy of the press release is furnished as Exhibit 99.1 to this Report on Form 6-K. This includes an update on our Asia supply chain.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press Release of Oatly Group AB, dated February 12, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Oatly Group AB

Date: February 12, 2025	By:	/s/ Marie-José David
	Name:	Marie-José David
	Title:	Chief Financial Officer